EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2010	2009	2008	2007	2006
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,680	$3,135	$946	$1,612	$3,737
Add:
Distributed income of equity investees	167	171	157	124	20
Fixed charges and preferred stock dividends excluding interest on deposits	1,316	1,993	1,059	1,209	779
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	148	126	122	101	33
Interest capitalized	1	3
Preferred stock dividend requirements	224	597	33	1	1

Earnings excluding interest on deposits	4,790	4,573	2,007	2,843	4,502
Interest on deposits	963	1,741	1,485	2,053	1,590

Total earnings	$5,753	$6,314	$3,492	$4,896	$6,092

Fixed charges and preferred stock dividends
Interest on borrowed funds	$918	$1,225	$961	$1,143	$719
Interest component of rentals	134	131	64	64	59
Amortization of notes and debentures	39	37	1	1
Interest capitalized	1	3
Preferred stock dividend requirements	224	597	33	1	1

Fixed charges and preferred stock dividends excluding interest on deposits	1,316	1,993	1,059	1,209	779
Interest on deposits	963	1,741	1,485	2,053	1,590

Total fixed charges and preferred stock dividends	$2,279	$3,734	$2,544	$3,262	$2,369

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.64x	2.29x	1.90x	2.35x	5.78x
Including interest on deposits	2.52	1.69	1.37	1.50	2.57

(1)	As defined in Item 503(d) of Regulation S-K.